Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of the Subsidiary	Jurisdiction of Organization
weekengo GmbH	Germany
trivago Hong Kong Ltd.	Hong Kong
Trivago Hotel Relations Spain S.L.U	Spain
trivago Ltd	UK
trivago Deals Ltd.	Israel
Holisto Inc.	Delaware, USA
Holisto UK Limited	UK
HLST Ireland Limited	Ireland
Holisto Philippines Inc.	Philippines
Holisto Canada Ltd.	Canada